UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

001-41208
(Commission File Number)

NOVONIX LIMITED

(Translation of registrant’s name into English)

Level 38

71 Eagle Street

Brisbane, QLD 4000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. Description

Exhibit 99.1 Appendix 2A (Application for quotation of securities) dated July 25, 2025

Exhibit 99.2 Appendix 3G (Notification of issue, conversion or payment up of unquoted equity securities) dated July 25, 2025

Exhibit 99.3 ASX Announcement (Cleansing Notice – Issue of First Tranche Convertible Debentures) dated July 25, 2025

Exhibit 99.4 ASX Notice under Section 708A(5)(e) of the Corporations Act 2001 (Cth) dated July 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED By: /s/ Robert Long Robert Long Chief Financial Officer

Date: July 25, 2025